UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

On Track Innovations LTD.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,641,116
	8	Shared Voting Power 422,800**
	9	Sole Dispositive Power 2,641,116
	10	Shared Dispositive Power 422,800**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,063,916***
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.84%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 31,135,062 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 31, 2011, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 11, 2012.

** Represents shares held in an account with Marlene A. Ivy as joint tenants with rights of survivorship.

*** Includes 422,800 shares held in an account with Marlene A. Ivy as joint tenants with rights of survivorship.

CUSIP No. M8791A109
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
	8	Shared Voting Power 422,800**
	9	Sole Dispositive Power
	10	Shared Dispositive Power 422,800**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 422,800**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.36%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 31,135,062 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 31, 2011, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 11, 2012.

** Represents shares held in an account with Jerry Lafe Ivy, Jr. as joint tenants with rights of survivorship.

Explanatory Note

This Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”) and Marlene V. Ivy (“Mrs. Ivy” and collectively, the “Reporting Persons”).

Item 4.

Purpose of Transaction

On October 18, 2012, Mr. Ivy sent to all shareholders of the Issuer a letter announcing his recommendation that shareholders vote “Against” the director nominees of the Issuer at the shareholder meeting schedule for November 9, 2012.  A copy of the letter is attached as Exhibit 99.3.

In the letter, Mr. Ivy provides more detailed facts supporting his belief that the board of directors has failed to create shareholder value.  The letter also provides background information on four individuals, Mr. Dilip Singh, Mr. Rick Coleman, Mr. Charles M. Gillman and Mr. Jeffrey E. Eberwein, that he plans to nominate to the Issuer’s board of directors.

Except as set forth in this Item 4, Mr. Ivy has no other plans or proposals with respect to the Issuer, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated March 2, 2012 (incorporated herein by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on March 2, 2012)
99.2	Power of Attorney dated October 5, 2012 (incorporated herein by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on October 8, 2012)
99.3	Letter to Shareholders of On Track Innovations LTD. dated October 18, 2012

[Balance of the page intentionally left blank]

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2012

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy*

Jerry L. Ivy, Jr.

Marlene V. Ivy

* By Jerry L. Ivy, Jr., Attorney in Fact

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